Fitell Corporation

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

August 3, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andi Carpenter
Hugh West
Thomas Jones
Erin Purnell

Re:	Fitell Corporation
Registration Statement on Form F-1, as amended (File No. 333-267778)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fitell Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on August 7, 2023, or as soon thereafter as practicable.

Very truly yours,

Fitell Corporation

By:	/s/ Guy Adrian Robertson
Name:	Guy Adrian Robertson
Title:	Chief Executive Officer and Director

cc:	Liang Shih, Esq.
The Crone Law Group P.C.